May 24, 2018

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny

Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance

100 F Street, NE

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Owens Realty Mortgage, Inc.

Soliciting Materials filed pursuant to Rule 14a-12 by Financial Institution Partners III, LP, Hovde Capital Ltd., Eric D. Hovde, Hovde Capital Advisors LLC, Opal Capital Partners, LP, Opal Advisors, LLC, P. James Hua and Steven D. Hovde

Filed on May 9, 2018
File No. 001-35989

Dear Mr. Duchovny:

Thank you for your time on the phone Friday, May 11th. On behalf of Financial Institution Partners III, LP and the other filing persons referenced herein (collectively, the “Filing Persons”), we are responding to your letter dated May 11, 2018 in connection with the Filing Persons’ solicitation materials filed on May 9, 2018 pursuant to Rule 14a-12 with respect to Owens Realty Mortgage, Inc. (the “Company” or “ORM”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses, including attachments, following.

This information was included in our filing made on May 10, 2018.

1.                                      Revise your disclosure to provide the participant information required by Rule 14a-12(a)(1)(i).

We acknowledge the Staff’s comment and we will include in all future communications either the following disclosure or a reference to where this information is available: “The participants in the solicitation are: Financial Institution Partners III, LP, Hovde Capital Ltd., Eric D. Hovde, Hovde Capital Advisors LLC, Opal Capital Partners, LP, Opal Advisors, LLC, P. James Hua, Steven D. Hovde. The interests that the participants have in the solicitation are as a result of their holding shares of the Company.”

2..                                   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

Hovde Building • 122 W. Washington Ave, Suite 350 • Madison, Wisconsin 53703

We acknowledge the Staff’s comment and provide the factual support for each of the referenced statements below and in the accompanying attachments.

•                  “Over the last two years, the one and two-year total returns for ORM have been - 9.07% and -3.97%, respectively, while the SNL U.S., Finance REIT index returned 0.55% and 32.33%, respectively…”

See Exhibit A, which sets out the total return, as reported by SNL Financial, for the one- year and two-year periods ending May 3, 2018.

•                  Your disclosure that share repurchases would generate a “guaranteed return of approximately 38%.”

See Exhibit B, which sets out the return available to the Company for repurchasing its outstanding shares on the open market at a discount to book value.

•                  Your disclosure that the company acquired Freestone Capital’s shares at a premium to market prices “to silence an investor.”

See Exhibit C, which is the press release from the Company detailing its repurchase of Freestone Capital Management (“Freestone”) shares at $19.25 per share, while the market price for the stock was $16.01 per share. This repurchase was at a 20% premium to market, which is inexplicable unless done to address Freestone’s actions as outlined below.

•                  Your disclosure that Freestone Capital was “waging a potential proxy battle” and “was attempting to end abuse of ORM by OFG.”

Freestone issued a press release on June 2, 2017 which details Freestone’s issues with Company management regarding: conflicts of interest, destruction of shareholder value and calls to liquidate the Company. (See hyperlink to June 2, 2017 press release.) Freestone issued a press release on June 22, 2017 further describing their comments to liquidate the Company. (See hyperlink to June 22, 2017 press release.) Freestone and the Company entered into a Settlement Agreement on December 29, 2017, which prevents Freestone from making any further public comments. See Exhibit 10.1 attached to the Company’s 8-K filed on January 3, 2018.

3.                                      You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below.  In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

•                  Your statement that the “ ‘independent directors’ “ …have acted as a rubber stamp Board…”

•                  Your statement that directors Schmal, Kessler and Wallace “have allowed” Owens and Draper to take millions of dollars in compensation.

•                  Your disclosure that “Schmal, Kessler and Wallace, either through ignorance or conscious intent, are accomplices in allowing Owens and Draper to pilfer the public shareholders…”

As of the date of our letter, the Board of Directors of the Company (the “Board”) consisted of five directors: Chairman William Owens, Executive Director Bryan Draper and Independent Directors Dennis Schmal, James Kessler and Gary Wallace. For any agreement at the Board level, one or more independent directors would have to vote in favor of the agreement. Messrs. Owens and Draper have a clear conflict of interest in voting for a management agreement by and between the Company and the external manager, Owens Financial Group, Inc. (“OFG”), because OFG is majority-owned by Messrs. Owens and Draper (according to the Company filings with the Commission). As a result, for the management agreement to pass, a majority of the disinterested directors (which would be two of the three independent directors) would have to vote in favor of the agreement. Furthermore, the independent directors could move to cancel this unfavorable agreement which they have not.

As demonstrated in Exhibit D attached to this letter, we do not believe the performance of these independent directors has been beneficial for the Company and its shareholders. In the ten-year period illustrated, the Company had an operating loss of $57 million with total net income available to shareholders of $6 million, while the manager, OFG, received over $45 million in fees. Furthermore, the Company’s shareholders bear all of the credit risk of the loans originated while the manager, OFG, has no risk and has received almost all of the economic benefits. The independent directors have the power and responsibility as fiduciaries to ensure the Company is protected from abusive practices, which, based on the historical record, these directors have so far failed to perform.

Based on the facts outlined above, we believe that we had a sound factual basis for the statements made in our letter.

Notwithstanding the foregoing, we acknowledge the Staff’s comment and will be more judicious in any assertion we make toward the leadership of the Company without reasonable factual support, in future soliciting materials.

We hope our comments above satisfy the Staff’s concerns. Should you have any questions or comments, or require any further information with respect to the foregoing Staff comments, please do not hesitate to call me at (202) 822-8117.

Sincerely,

/s/ Eric D. Hovde
Eric D. Hovde
Chief Executive Officer
Hovde Capital Advisors LLC

EXHIBIT A Owens Realty Mortgage, Inc. | Stock Chart NYSEAM:ORM (MI Key: 4381096; SPCIQ Key: 3566683) Period: Custom Metric: Total Return (%) Frequency: Daily Last Change %Change Volume 52-Week High 52-Week Low As Of ORM-NYSEAM $ 15.75 $ 0.08 0.51 5,033 $18.72 (10/9/2017) $13.71 (2/5/2018) 05/11/2018 3:11 PM Total Return (%) - 5/3/2017 to 5/3/2018 - Daily SNL U.S. Investment SNL U.S. Finance Companies: -1.36 Pricing Date NYSEAM:ORM: -9.07 % NYSE AM:ORM-Vol REIT: 0.55% % 5/3/2018 (9.07) 10,812 0.55 (1.36) 5/2/2018 (9.53) 12,712 0.05 (1.75) 5/1/2018 (9.70) 16,664 0.50 (1.40) 4/30/2018 (10.11) 18,920 0.40 (1.41) 4/27/2018 (10.98) 10,134 0.80 (1.21) 4/26/2018 (10.75) 13,081 0.31 (1.74) 4/25/2018 (11.15) 16,964 (0.50) (2.32) 4/24/2018 (11.67) 23,818 (0.61) (2.31) 4/23/2018 (11.85) 11,205 (0.76) (2.36) 4/20/2018 (10.98) 17,892 (0.99) (2.51) 4/19/2018 (10.46) 16,849 (0.78) (2.35) 4/18/2018 (10.40) 19,335 (0.45) (1.98) 4/17/2018 (11.33) 12,847 (0.40) (1.97) 4/16/2018 (12.25) 12,750 (0.65) (2.35) 4/13/2018 (12.89) 13,759 (1.30) (2.93) 4/12/2018 (12.66) 11,130 (0.74) (2.48) 4/11/2018 (12.66) 18,136 (0.10) (2.05) 4/10/2018 (12.72) 29,926 (0.07) (2.08) 4/9/2018 (14.05) 20,341 (0.04) (2.08) 4/6/2018 (15.21) 24,146 0.21 (1.87) 4/5/2018 (15.09) 24,941 0.14 (1.72) 4/4/2018 (15.27) 9,489 0.09 (1.92) 4/3/2018 (15.50) 22,889 (0.20) (2.36) 4/2/2018 (14.22) 44,425 (0.95) (3.01) 3/29/2018 (15.50) 66,799 (0.01) (2.40) 3/28/2018 (19.21) 40,091 (0.86) (3.14) 3/27/2018 (18.46) 34,603 (1.05) (3.28) 3/26/2018 (18.58) 37,901 (1.47) (3.36) 3/23/2018 (16.17) 27,227 (2.44) (4.16) 3/22/2018 (14.62) 27,244 (1.72) (3.13) 3/21/2018 (14.17) 26,251 (1.31) (3.51) 3/20/2018 (15.94) 15,087 (1.31) (3.56) 3/19/2018 (15.20) 18,559 (1.11) (3.29) 3/16/2018 (15.37) 31,353 (0.43) (2.79) 3/15/2018 (16.46) 16,661 (1.23) (3.51) 3/14/2018 (16.97) 54,142 (0.59) (2.62) 3/13/2018 (18.86) 10,190 (0.74) (2.60) 3/12/2018 (18.06) 28,680 (0.95) (2.81) 3/9/2018 (18.12) 25,531 (2.08) (3.73) 3/8/2018 (18.81) 15,175 (2.50) (4.12)

3/7/2018	(19.09)	12,998	(2.99)	(4.58)
3/6/2018	(19.78)	33,379	(3.00)	(4.44)
3/5/2018	(18.23)	23,885	(3.67)	(5.04)
3/2/2018	(18.64)	24,835	(4.56)	(6.01)
3/1/2018	(18.81)	30,311	(5.41)	(6.69)
2/28/2018	(18.92)	27,030	(5.63)	(6.87)
2/27/2018	(18.35)	16,583	(4.46)	(5.83)
2/26/2018	(18.35)	23,525	(2.61)	(4.40)
2/23/2018	(18.81)	22,186	(2.98)	(4.75)
2/22/2018	(18.69)	9,820	(4.25)	(5.60)
2/21/2018	(18.98)	13,881	(4.02)	(5.39)
2/20/2018	(18.86)	23,053	(3.21)	(4.84)
2/16/2018	(17.89)	16,539	(1.37)	(3.41)
2/15/2018	(17.89)	26,708	(2.06)	(4.02)
2/14/2018	(19.21)	28,494	(3.57)	(4.72)
2/13/2018	(18.69)	7,559	(3.79)	(4.91)
2/12/2018	(19.09)	24,527	(4.67)	(5.88)
2/9/2018	(19.49)	39,425	(5.65)	(6.88)
2/8/2018	(19.49)	21,766	(6.18)	(7.06)
2/7/2018	(19.78)	27,984	(5.32)	(6.10)
2/6/2018	(20.47)	46,941	(4.80)	(5.99)
2/5/2018	(19.44)	40,578	(6.21)	(7.35)
2/2/2018	(18.92)	46,110	(4.13)	(4.99)
2/1/2018	(17.78)	43,788	(2.77)	(3.56)
1/31/2018	(18.35)	22,861	(2.74)	(3.80)
1/30/2018	(17.37)	12,828	(1.59)	(2.72)
1/29/2018	(17.72)	28,896	(1.67)	(2.51)
1/26/2018	(15.94)	28,959	0.48	(0.83)
1/25/2018	(15.83)	22,872	1.11	(0.47)
1/24/2018	(17.15)	32,505	1.41	(0.27)
1/23/2018	(16.92)	30,071	1.62	(0.10)
1/22/2018	(18.12)	11,952	1.02	(0.44)
1/19/2018	(18.35)	13,040	0.96	(0.64)
1/18/2018	(19.72)	29,709	0.26	(1.14)
1/17/2018	(19.67)	85,786	1.16	(0.47)
1/16/2018	(18.92)	63,440	1.01	(0.62)
1/12/2018	(18.23)	20,554	1.63	(0.15)
1/11/2018	(17.49)	19,647	2.29	(0.05)
1/10/2018	(17.66)	65,084	1.54	(0.82)
1/9/2018	(15.20)	30,664	1.92	(0.52)
1/8/2018	(12.91)	17,445	2.73	0.12
1/5/2018	(12.68)	21,829	2.45	(0.07)
1/4/2018	(11.19)	61,975	2.02	(0.30)
1/3/2018	(13.19)	42,863	1.78	(0.33)
1/2/2018	(12.22)	48,479	3.10	0.45
12/29/2017	(8.26)	15,154	4.26	0.83
12/28/2017	(7.81)	7,259	5.29	1.56
12/27/2017	(7.75)	20,352	5.48	1.69
12/26/2017	(8.89)	32,399	5.48	1.69
12/22/2017	(8.89)	13,262	5.13	1.53
12/21/2017	(8.49)	33,601	5.41	1.55
12/20/2017	(8.83)	10,353	4.72	0.94
12/19/2017	(9.17)	17,919	4.04	0.54
12/18/2017	(4.90)	38,844	6.15	2.13
12/15/2017	(5.02)	60,992	6.49	2.23
12/14/2017	(8.94)	11,622	5.48	1.54
12/13/2017	(8.89)	44,517	5.37	1.57
12/12/2017	(8.38)	13,135	4.94	1.34
12/11/2017	(10.99)	26,119	4.93	1.40
12/8/2017	(10.54)	15,079	4.89	1.37
12/7/2017	(8.43)	22,776	4.91	1.06
12/6/2017	(9.69)	54,950	4.46	0.74
12/5/2017	(8.89)	28,673	4.66	0.86
12/4/2017	(9.46)	14,684	4.79	1.09
12/1/2017	(8.26)	14,602	3.87	0.58
11/30/2017	(7.75)	24,984	3.45	0.32
11/29/2017	(6.10)	20,563	4.11	0.74
11/28/2017	(8.15)	14,581	4.17	0.73
11/27/2017	(7.29)	5,993	4.06	0.65
11/24/2017	(7.07)	9,499	4.51	1.12
11/22/2017	(7.52)	12,304	5.03	1.34
11/21/2017	(6.04)	21,850	4.41	0.87
11/20/2017	(6.38)	10,002	3.65	0.46
11/17/2017	(6.61)	50,329	2.45	(0.27)
11/16/2017	(6.21)	25,028	2.09	(0.78)
11/15/2017	(6.89)	24,981	1.45	(1.37)
11/14/2017	(4.90)	27,938	2.28	(0.83)
11/13/2017	(4.33)	7,979	1.74	(1.18)
11/10/2017	(5.36)	16,645	0.82	(1.68)
11/9/2017	(3.42)	25,634	1.39	(1.42)
11/8/2017	(3.08)	15,022	1.59	(0.95)
11/7/2017	(0.35)	21,865	0.94	(1.62)
11/6/2017	0.62	5,432	0.36	(2.05)
11/3/2017	0.79	10,541	1.72	(1.38)
11/2/2017	1.48	10,164	1.95	(1.61)
11/1/2017	1.59	21,874	4.42	0.48
10/31/2017	2.27	19,766	3.85	0.24
10/30/2017	1.25	13,034	4.27	0.71
10/27/2017	2.33	22,904	5.21	1.38
10/26/2017	2.22	8,293	3.95	0.44
10/25/2017	2.05	7,726	6.09	1.90
10/24/2017	1.65	5,249	7.10	3.02
10/23/2017	1.59	26,744	7.38	3.25
10/20/2017	2.84	14,742	8.52	4.04
10/19/2017	3.81	3,379	8.59	4.04
10/18/2017	4.21	7,785	8.41	3.91
10/17/2017	4.44	8,538	8.36	3.86
10/16/2017	5.01	13,981	8.21	4.03

10/13/2017	4.55	10,482	8.06	3.88
10/12/2017	4.95	6,315	7.68	3.64
10/11/2017	5.29	9,645	7.41	3.61
10/10/2017	5.35	21,361	7.22	3.55
10/9/2017	4.89	12,263	7.39	3.61
10/6/2017	5.18	16,007	7.20	3.58
10/5/2017	5.06	4,757	8.52	4.61
10/4/2017	4.49	15,946	8.03	4.17
10/3/2017	4.15	11,721	7.90	4.01
10/2/2017	4.78	17,066	7.77	3.92
9/29/2017	3.70	44,286	7.13	3.41
9/28/2017	4.78	19,846	7.18	3.20
9/27/2017	4.78	25,497	6.80	2.62
9/26/2017	2.17	19,639	6.70	2.50
9/25/2017	1.78	56,144	6.35	2.12
9/22/2017	1.83	24,633	6.04	1.90
9/21/2017	0.64	17,612	5.37	1.33
9/20/2017	0.36	24,460	5.38	1.43
9/19/2017	(0.26)	43,523	5.55	1.44
9/18/2017	(0.66)	44,188	5.06	0.97
9/15/2017	(0.60)	50,039	4.71	0.84
9/14/2017	(1.00)	6,281	4.17	0.47
9/13/2017	(1.22)	20,464	4.16	0.34
9/12/2017	(1.96)	14,909	5.20	0.94
9/11/2017	(1.79)	33,828	5.13	0.87
9/8/2017	(1.79)	4,708	4.30	0.23
9/7/2017	(1.62)	83,752	4.40	0.39
9/6/2017	(1.68)	11,884	4.52	0.49
9/5/2017	(2.58)	11,000	4.44	0.43
9/1/2017	(2.07)	13,001	5.83	1.56
8/31/2017	(1.73)	14,286	5.59	1.07
8/30/2017	(2.30)	15,561	4.60	0.69
8/29/2017	(2.07)	14,652	4.55	0.73
8/28/2017	(2.24)	11,411	5.39	1.32
8/25/2017	(1.68)	13,334	5.30	1.25
8/24/2017	(1.34)	9,206	5.48	1.35
8/23/2017	(2.30)	33,901	5.16	1.18
8/22/2017	(2.02)	10,291	5.40	1.24
8/21/2017	(1.79)	11,813	4.93	0.71
8/18/2017	(1.56)	23,616	4.89	0.78
8/17/2017	(3.43)	28,170	4.65	0.90
8/16/2017	(2.64)	20,895	5.18	1.63
8/15/2017	(1.68)	13,370	5.15	1.74
8/14/2017	(1.05)	19,073	5.14	1.74
8/11/2017	(2.30)	21,303	4.48	1.02
8/10/2017	(2.41)	65,918	4.62	1.26
8/9/2017	(5.19)	28,044	5.26	2.19
8/8/2017	(3.26)	2,606	4.53	1.76
8/7/2017	(3.38)	11,739	4.23	1.69
8/4/2017	(3.72)	32,407	3.88	1.39
8/3/2017	(3.09)	11,724	4.22	1.71
8/2/2017	(2.36)	21,774	4.41	1.99
8/1/2017	(1.73)	41,368	4.35	2.03
7/31/2017	(2.07)	48,152	3.99	1.77
7/28/2017	(2.07)	50,102	2.95	1.10
7/27/2017	(3.38)	9,026	3.23	1.32
7/26/2017	(3.72)	2,051	2.83	1.06
7/25/2017	(4.28)	12,105	2.57	0.88
7/24/2017	(4.85)	11,618	3.18	1.16
7/21/2017	(3.89)	14,753	3.36	1.37
7/20/2017	(3.77)	12,364	2.78	0.98
7/19/2017	(3.49)	7,396	2.61	0.90
7/18/2017	(4.45)	30,691	2.24	0.71
7/17/2017	(3.77)	14,327	3.99	1.77
7/14/2017	(3.26)	40,219	4.21	1.91
7/13/2017	(2.30)	12,268	3.34	1.15
7/12/2017	(3.15)	14,834	4.40	1.82
7/11/2017	(4.17)	21,842	3.93	1.41
7/10/2017	(4.85)	8,700	3.46	1.14
7/7/2017	(3.94)	20,675	3.22	0.92
7/6/2017	(4.11)	13,623	4.11	1.58
7/5/2017	(4.23)	6,510	4.94	2.23
7/3/2017	(3.26)	9,771	4.96	2.36
6/30/2017	(3.94)	19,848	3.69	1.32
6/29/2017	(4.40)	20,318	3.87	1.36
6/28/2017	(3.66)	23,579	4.63	1.67
6/27/2017	(4.67)	16,561	4.24	1.35
6/26/2017	(5.41)	11,008	5.93	2.58
6/23/2017	(4.62)	63,556	5.60	2.18
6/22/2017	(6.93)	35,154	5.11	1.59
6/21/2017	(8.22)	27,970	4.37	1.14
6/20/2017	(6.98)	26,621	4.94	1.54
6/19/2017	(3.72)	10,791	5.60	2.18
6/16/2017	(3.32)	52,311	4.97	1.79
6/15/2017	(3.72)	10,434	4.37	1.30
6/14/2017	(3.21)	20,271	4.06	1.25
6/13/2017	(4.90)	8,081	3.39	1.02
6/12/2017	(4.90)	56,224	3.03	0.78
6/9/2017	(3.21)	31,182	2.78	0.52
6/8/2017	(5.41)	8,829	2.35	0.04
6/7/2017	(6.02)	6,300	1.37	(0.60)
6/6/2017	(5.80)	6,584	1.20	(0.59)
6/5/2017	(4.22)	10,872	1.38	(0.33)
6/2/2017	(4.17)	37,668	2.17	0.22
6/1/2017	(7.38)	28,864	1.90	0.09
5/31/2017	(7.77)	14,717	1.13	(0.73)
5/30/2017	(7.60)	13,974	0.78	(0.74)
5/26/2017	(6.19)	21,854	1.34	(0.22)

6/1/2017 (7.38) 28,864 1.90 0.09 5/31/2017 (7.77) 14,717 1.13 (0.73) 5/30/2017 (7.60) 13,974 0.78 (0.74) 5/26/2017 (6.19) 21,854 1.34 (0.22) 5/25/2017 (6.14) 8,681 1.25 (0.34) 5/24/2017 (6.31) 23,429 1.07 (0.26) 5/23/2017 (7.88) 28,856 0.54 (0.67) 5/22/2017 (8.95) 15,374 (0.11) (1.30) 5/19/2017 (9.07) 18,081 (1.18) (2.18) 5/18/2017 (9.46) 8,262 (1.62) (2.46) 5/17/2017 (8.61) 26,553 (1.53) (2.34) 5/16/2017 (7.09) 11,159 (1.49) (2.01) 5/15/2017 (6.31) 15,145 (1.43) (2.01) 5/12/2017 (5.35) 16,435 (1.92) (2.57) 5/11/2017 (4.28) 6,402 (1.65) (2.28) 5/10/2017 (2.53) 19,286 (1.65) (2.19) 5/9/2017 (0.90) 18,406 (2.15) (2.17) 5/8/2017 (1.46) 30,926 (0.44) (0.84) 5/5/2017 0.11 16,797 0.26 (0.27) 5/4/2017 0.00 11,271 (0.42) (0.90) 5/3/2017 0.00 29,581 0.00 0.00 SNL U.S. Finance REIT : Includes all publicly traded (NYSE, NYSE MKT, NASDAQ, OTC) Investment Companies with the following primary focuses: MBS REIT, Mortgage REIT and Specialty Finance REIT in SNL’s coverage universe. SNL U.S. Investment Companies : Includes all publicly traded (NYSE, NYSE MKT, NASDAQ, OTC) Investment Companies in SNL’s coverage universe.

Owens Realty Mortgage, Inc. | Stock Chart
NYSEAM:ORM (MI Key: 4381096; SPCIQ Key: 3566683)

Period: Custom
Metric: Total Return (%)
Frequency: Daily



40
20
0
-20
Total Return (%)
Volume
Sep '16
Jan '17
May '17
Sep '17
Jan '18
May '18
NYSEAM:ORM: -3.97 %
NYSEAM:ORM Vol
SNL U.S. Finance REIT: 32.33 %
SNL U.S. Investment Companies: 27.94 %

	Last	Change	%Change	Volume	52-Week High	52-Week Low	As Of
ORM-NYSEAM	$15.75	$0.08	0.51	5,033	$18.72 (10/9/2017)	$13.71 (2/5/2018)	05/11/2018 3:11 PM

Total Return (%) - 5/3/2016 to 5/3/2018 - Daily

Pricing Date	NYSEAM:ORM: -3.97 %	NYSEAM:ORM-Vol	SNL U.S. Finance REIT: 32.33 %	SNL U.S. Investment Companies: 27.94 %
5/3/2018	(3.97)	10,812	32.33	27.94
5/2/2018	(4.46)	12,712	31.68	27.44
5/1/2018	(4.65)	16,664	32.27	27.88
4/30/2018	(5.07)	18,920	32.13	27.88
4/27/2018	(5.99)	10,134	32.67	28.13
4/26/2018	(5.75)	13,081	32.02	27.44
4/25/2018	(6.18)	16,964	30.95	26.69
4/24/2018	(6.73)	23,818	30.80	26.70
4/23/2018	(6.91)	11,205	30.61	26.64
4/20/2018	(5.99)	17,892	30.30	26.45
4/19/2018	(5.44)	16,849	30.59	26.65
4/18/2018	(5.38)	19,335	31.02	27.14
4/17/2018	(6.36)	12,847	31.09	27.15
4/16/2018	(7.34)	12,750	30.76	26.65
4/13/2018	(8.01)	13,759	29.90	25.90
4/12/2018	(7.77)	11,130	30.64	26.48
4/11/2018	(7.77)	18,136	31.47	27.04
4/10/2018	(7.83)	29,926	31.52	27.00
4/9/2018	(9.24)	20,341	31.56	27.00
4/6/2018	(10.46)	24,146	31.89	27.28
4/5/2018	(10.34)	24,941	31.79	27.47
4/4/2018	(10.52)	9,489	31.72	27.21
4/3/2018	(10.77)	22,889	31.35	26.64
4/2/2018	(9.42)	44,425	30.36	25.79
3/29/2018	(10.77)	66,799	31.60	26.59
3/28/2018	(14.68)	40,091	30.47	25.63
3/27/2018	(13.90)	34,603	30.23	25.45
3/26/2018	(14.02)	37,901	29.67	25.34
3/23/2018	(11.48)	27,227	28.39	24.30
3/22/2018	(9.84)	27,244	29.34	25.64
3/21/2018	(9.36)	26,251	29.89	25.14
3/20/2018	(11.23)	15,087	29.89	25.08
3/19/2018	(10.45)	18,559	30.15	25.43
3/16/2018	(10.63)	31,353	31.04	26.08
3/15/2018	(11.78)	16,661	30.00	25.15
3/14/2018	(12.32)	54,142	30.84	26.30
3/13/2018	(14.32)	10,190	30.64	26.33
3/12/2018	(13.47)	28,680	30.36	26.06
3/9/2018	(13.53)	25,531	28.88	24.86
3/8/2018	(14.26)	15,175	28.33	24.35

3/7/2018	(14.56)	12,998	27.67	23.76
3/6/2018	(15.29)	33,379	27.67	23.94
3/5/2018	(13.65)	23,885	26.78	23.16
3/2/2018	(14.08)	24,835	25.61	21.91
3/1/2018	(14.26)	30,311	24.49	21.02
2/28/2018	(14.38)	27,030	24.20	20.79
2/27/2018	(13.78)	16,583	25.75	22.14
2/26/2018	(13.78)	23,525	28.18	24.00
2/23/2018	(14.26)	22,186	27.69	23.54
2/22/2018	(14.14)	9,820	26.02	22.43
2/21/2018	(14.44)	13,881	26.32	22.71
2/20/2018	(14.32)	23,053	27.38	23.43
2/16/2018	(13.29)	16,539	29.80	25.28
2/15/2018	(13.29)	26,708	28.90	24.48
2/14/2018	(14.68)	28,494	26.91	23.58
2/13/2018	(14.14)	7,559	26.62	23.33
2/12/2018	(14.56)	24,527	25.47	22.07
2/9/2018	(14.99)	39,425	24.17	20.77
2/8/2018	(14.99)	21,766	23.48	20.54
2/7/2018	(15.29)	27,984	24.61	21.78
2/6/2018	(16.01)	46,941	25.29	21.94
2/5/2018	(14.93)	40,578	23.44	20.16
2/2/2018	(14.38)	46,110	26.17	23.22
2/1/2018	(13.17)	43,788	27.96	25.08
1/31/2018	(13.78)	22,861	28.01	24.78
1/30/2018	(12.75)	12,828	29.52	26.17
1/29/2018	(13.11)	28,896	29.41	26.45
1/26/2018	(11.23)	28,959	32.24	28.63
1/25/2018	(11.11)	22,872	33.07	29.09
1/24/2018	(12.51)	32,505	33.46	29.35
1/23/2018	(12.26)	30,071	33.75	29.57
1/22/2018	(13.53)	11,952	32.95	29.12
1/19/2018	(13.78)	13,040	32.87	28.87
1/18/2018	(15.23)	29,709	31.95	28.22
1/17/2018	(15.17)	85,786	33.14	29.10
1/16/2018	(14.38)	63,440	32.95	28.90
1/12/2018	(13.65)	20,554	33.76	29.51
1/11/2018	(12.87)	19,647	34.63	29.63
1/10/2018	(13.05)	65,084	33.64	28.63
1/9/2018	(10.45)	30,664	34.13	29.02
1/8/2018	(8.03)	17,445	35.20	29.86
1/5/2018	(7.79)	21,829	34.83	29.61
1/4/2018	(6.21)	61,975	34.27	29.31
1/3/2018	(8.33)	42,863	33.95	29.27
1/2/2018	(7.30)	48,479	35.69	30.29
12/29/2017	(3.13)	15,154	37.22	30.78
12/28/2017	(2.64)	7,259	38.58	31.72
12/27/2017	(2.58)	20,352	38.82	31.89
12/26/2017	(3.78)	32,399	38.82	31.90
12/22/2017	(3.78)	13,262	38.37	31.69
12/21/2017	(3.36)	33,601	38.72	31.72
12/20/2017	(3.72)	10,353	37.83	30.92
12/19/2017	(4.09)	17,919	36.93	30.40
12/18/2017	0.42	38,844	39.70	32.47
12/15/2017	0.30	60,992	40.15	32.60
12/14/2017	(3.85)	11,622	38.83	31.70
12/13/2017	(3.78)	44,517	38.67	31.74
12/12/2017	(3.24)	13,135	38.12	31.44
12/11/2017	(6.01)	26,119	38.10	31.52
12/8/2017	(5.53)	15,079	38.05	31.48
12/7/2017	(3.30)	22,776	38.07	31.07
12/6/2017	(4.63)	54,950	37.48	30.66
12/5/2017	(3.78)	28,673	37.75	30.81
12/4/2017	(4.39)	14,684	37.91	31.11
12/1/2017	(3.12)	14,602	36.70	30.46
11/30/2017	(2.58)	24,984	36.16	30.12
11/29/2017	(0.84)	20,563	37.02	30.66
11/28/2017	(3.00)	14,581	37.10	30.65
11/27/2017	(2.10)	5,993	36.95	30.55
11/24/2017	(1.86)	9,499	37.54	31.16
11/22/2017	(2.34)	12,304	38.23	31.44
11/21/2017	(0.78)	21,850	37.42	30.83
11/20/2017	(1.14)	10,002	36.41	30.30
11/17/2017	(1.38)	50,329	34.84	29.35
11/16/2017	(0.96)	25,028	34.37	28.68
11/15/2017	(1.68)	24,981	33.51	27.93
11/14/2017	0.42	27,938	34.62	28.63
11/13/2017	1.03	7,979	33.91	28.17
11/10/2017	(0.06)	16,645	32.69	27.52
11/9/2017	1.99	25,634	33.44	27.85
11/8/2017	2.35	15,022	33.70	28.47
11/7/2017	5.24	21,865	32.84	27.59
11/6/2017	6.26	5,432	32.08	27.04
11/3/2017	6.44	10,541	33.87	27.91
11/2/2017	7.16	10,164	34.18	27.61
11/1/2017	7.28	21,874	37.42	30.32
10/31/2017	8.00	19,766	36.67	30.01
10/30/2017	6.92	13,034	37.23	30.62
10/27/2017	8.06	22,904	38.47	31.49
10/26/2017	7.94	8,293	36.81	30.27
10/25/2017	7.76	7,726	39.63	32.17
10/24/2017	7.34	5,249	40.95	33.62
10/23/2017	7.28	26,744	41.32	33.92
10/20/2017	8.60	14,742	42.82	34.95
10/19/2017	9.62	3,379	42.92	34.95
10/18/2017	10.05	7,785	42.68	34.77
10/17/2017	10.29	8,538	42.62	34.71
10/16/2017	10.89	13,981	42.41	34.92

10/13/2017	10.41	10,482	42.22	34.73
10/12/2017	10.83	6,315	41.72	34.42
10/11/2017	11.19	9,645	41.37	34.38
10/10/2017	11.25	21,361	41.12	34.30
10/9/2017	10.77	12,263	41.33	34.38
10/6/2017	11.07	16,007	41.08	34.34
10/5/2017	10.95	4,757	42.83	35.68
10/4/2017	10.35	15,946	42.18	35.11
10/3/2017	9.99	11,721	42.00	34.90
10/2/2017	10.65	17,066	41.83	34.79
9/29/2017	9.50	44,286	40.99	34.12
9/28/2017	10.65	19,846	41.06	33.85
9/27/2017	10.65	25,497	40.57	33.10
9/26/2017	7.90	19,639	40.43	32.94
9/25/2017	7.48	56,144	39.97	32.45
9/22/2017	7.54	24,633	39.56	32.16
9/21/2017	6.28	17,612	38.68	31.42
9/20/2017	5.98	24,460	38.69	31.56
9/19/2017	5.32	43,523	38.92	31.57
9/18/2017	4.91	44,188	38.27	30.96
9/15/2017	4.97	50,039	37.81	30.79
9/14/2017	4.55	6,281	37.09	30.30
9/13/2017	4.31	20,464	37.08	30.15
9/12/2017	3.53	14,909	38.45	30.92
9/11/2017	3.71	33,828	38.36	30.83
9/8/2017	3.71	4,708	37.26	30.00
9/7/2017	3.89	83,752	37.40	30.21
9/6/2017	3.83	11,884	37.56	30.33
9/5/2017	2.87	11,000	37.46	30.26
9/1/2017	3.41	13,001	39.29	31.73
8/31/2017	3.77	14,286	38.97	31.09
8/30/2017	3.17	15,561	37.66	30.59
8/29/2017	3.41	14,652	37.60	30.64
8/28/2017	3.23	11,411	38.70	31.41
8/25/2017	3.83	13,334	38.58	31.32
8/24/2017	4.19	9,206	38.82	31.45
8/23/2017	3.17	33,901	38.40	31.23
8/22/2017	3.47	10,291	38.72	31.31
8/21/2017	3.71	11,813	38.09	30.62
8/18/2017	3.95	23,616	38.05	30.71
8/17/2017	1.97	28,170	37.74	30.86
8/16/2017	2.81	20,895	38.43	31.81
8/15/2017	3.83	13,370	38.39	31.96
8/14/2017	4.49	19,073	38.37	31.95
8/11/2017	3.17	21,303	37.51	31.02
8/10/2017	3.05	65,918	37.69	31.34
8/9/2017	0.12	28,044	38.53	32.54
8/8/2017	2.15	2,606	37.57	31.98
8/7/2017	2.03	11,739	37.17	31.89
8/4/2017	1.68	32,407	36.72	31.50
8/3/2017	2.33	11,724	37.17	31.92
8/2/2017	3.11	21,774	37.42	32.29
8/1/2017	3.77	41,368	37.33	32.33
7/31/2017	3.41	48,152	36.86	32.00
7/28/2017	3.41	50,102	35.49	31.13
7/27/2017	2.03	9,026	35.86	31.42
7/26/2017	1.68	2,051	35.34	31.07
7/25/2017	1.08	12,105	35.00	30.84
7/24/2017	0.48	11,618	35.80	31.21
7/21/2017	1.50	14,753	36.03	31.48
7/20/2017	1.62	12,364	35.27	30.97
7/19/2017	1.92	7,396	35.05	30.87
7/18/2017	0.90	30,691	34.56	30.62
7/17/2017	1.62	14,327	36.86	32.00
7/14/2017	2.15	40,219	37.16	32.17
7/13/2017	3.17	12,268	36.01	31.20
7/12/2017	2.27	14,834	37.40	32.06
7/11/2017	1.20	21,842	36.79	31.53
7/10/2017	0.48	8,700	36.16	31.17
7/7/2017	1.44	20,675	35.85	30.89
7/6/2017	1.26	13,623	37.02	31.75
7/5/2017	1.14	6,510	38.12	32.59
7/3/2017	2.15	9,771	38.14	32.76
6/30/2017	1.44	19,848	36.47	31.42
6/29/2017	0.96	20,318	36.71	31.46
6/28/2017	1.74	23,579	37.71	31.87
6/27/2017	0.67	16,561	37.19	31.45
6/26/2017	(0.11)	11,008	39.41	33.04
6/23/2017	0.72	63,556	38.98	32.53
6/22/2017	(1.71)	35,154	38.33	31.77
6/21/2017	(3.08)	27,970	37.37	31.18
6/20/2017	(1.77)	26,621	38.11	31.70
6/19/2017	1.68	10,791	38.97	32.53
6/16/2017	2.09	52,311	38.15	32.02
6/15/2017	1.68	10,434	37.36	31.38
6/14/2017	2.21	20,271	36.96	31.32
6/13/2017	0.43	8,081	36.07	31.02
6/12/2017	0.43	56,224	35.60	30.71
6/9/2017	2.21	31,182	35.27	30.37
6/8/2017	(0.11)	8,829	34.70	29.75
6/7/2017	(0.76)	6,300	33.41	28.92
6/6/2017	(0.52)	6,584	33.19	28.94
6/5/2017	1.14	10,872	33.43	29.27
6/2/2017	1.20	37,668	34.46	29.98
6/1/2017	(2.19)	28,864	34.11	29.82
5/31/2017	(2.60)	14,717	33.10	28.75
5/30/2017	(2.43)	13,974	32.64	28.74
5/26/2017	(0.94)	21,854	33.37	29.41

5/25/2017	(0.88)	8,681	33.25	29.26
5/24/2017	(1.06)	23,429	33.01	29.36
5/23/2017	(2.72)	28,856	32.32	28.84
5/22/2017	(3.85)	15,374	31.47	28.02
5/19/2017	(3.97)	18,081	30.06	26.87
5/18/2017	(4.39)	8,262	29.48	26.51
5/17/2017	(3.50)	26,553	29.60	26.67
5/16/2017	(1.89)	11,159	29.65	27.10
5/15/2017	(1.06)	15,145	29.73	27.10
5/12/2017	(0.05)	16,435	29.08	26.37
5/11/2017	1.08	6,402	29.44	26.74
5/10/2017	2.92	19,286	29.44	26.86
5/9/2017	4.65	18,406	28.78	26.88
5/8/2017	4.05	30,926	31.03	28.61
5/5/2017	5.72	16,797	31.95	29.35
5/4/2017	5.60	11,271	31.06	28.54
5/3/2017	5.60	29,581	31.61	29.70
5/2/2017	7.68	23,337	33.41	31.64
5/1/2017	7.32	8,523	35.76	32.93
4/28/2017	7.98	14,915	34.65	32.34
4/27/2017	9.47	24,655	36.41	33.35
4/26/2017	10.54	36,811	35.12	32.57
4/25/2017	7.92	89,344	34.00	31.77
4/24/2017	7.32	48,889	33.45	31.33
4/21/2017	6.79	67,087	33.31	31.14
4/20/2017	4.89	10,632	32.97	30.78
4/19/2017	4.59	26,113	33.94	31.25
4/18/2017	5.18	16,556	34.42	31.62
4/17/2017	4.95	8,086	34.41	31.60
4/13/2017	4.17	8,220	32.87	30.44
4/12/2017	4.29	4,115	32.26	30.30
4/11/2017	5.54	14,177	32.39	30.53
4/10/2017	5.36	5,754	31.41	29.70
4/7/2017	5.72	7,529	30.80	29.41
4/6/2017	5.07	13,585	30.89	29.53
4/5/2017	4.00	15,580	30.52	29.02
4/4/2017	4.83	16,277	30.94	29.57
4/3/2017	6.02	9,751	30.20	29.04
3/31/2017	5.84	33,835	30.02	28.97
3/30/2017	3.70	15,768	30.00	28.73
3/29/2017	3.40	10,218	29.83	28.36
3/28/2017	2.93	7,025	28.52	27.28
3/27/2017	2.99	6,518	27.74	26.55
3/24/2017	2.51	7,271	26.86	26.03
3/23/2017	2.04	4,058	27.32	26.21
3/22/2017	0.09	32,332	27.03	25.84
3/21/2017	0.32	14,940	26.67	25.80
3/20/2017	1.03	14,378	26.70	26.44
3/17/2017	2.63	31,526	26.50	26.18
3/16/2017	4.47	29,952	25.46	25.18
3/15/2017	(1.28)	15,506	25.10	25.09
3/14/2017	(3.11)	12,492	22.85	23.25
3/13/2017	(2.40)	13,519	23.30	23.78
3/10/2017	(3.82)	27,335	23.92	23.99
3/9/2017	(3.76)	31,102	22.51	22.70
3/8/2017	(4.00)	21,620	23.24	23.69
3/7/2017	(1.87)	13,738	25.41	25.35
3/6/2017	(0.92)	11,899	25.56	25.53
3/3/2017	(0.92)	17,787	25.75	25.76
3/2/2017	(0.86)	15,168	25.46	25.66
3/1/2017	(0.21)	19,786	25.57	26.02
2/28/2017	(1.16)	32,071	26.10	26.16
2/27/2017	(2.10)	23,756	25.53	25.96
2/24/2017	(1.87)	15,720	25.61	26.11
2/23/2017	(1.39)	11,709	25.62	26.10
2/22/2017	(0.68)	13,759	24.93	25.64
2/21/2017	(0.21)	28,328	24.73	25.46
2/17/2017	(0.21)	48,819	24.11	24.95
2/16/2017	0.15	7,691	24.53	25.17
2/15/2017	(0.33)	13,040	22.85	24.21
2/14/2017	0.15	9,988	22.94	24.02
2/13/2017	0.26	7,047	23.40	24.07
2/10/2017	(0.15)	11,618	22.77	23.50
2/9/2017	(0.09)	21,288	22.08	22.82
2/8/2017	(0.15)	20,332	22.00	22.82
2/7/2017	1.03	7,802	21.74	22.62
2/6/2017	0.97	9,189	21.93	22.79
2/3/2017	1.68	6,227	21.08	21.92
2/2/2017	(0.15)	18,449	20.65	21.01
2/1/2017	(0.51)	13,513	19.75	20.56
1/31/2017	0.26	13,571	19.46	19.90
1/30/2017	0.50	14,608	20.19	20.59
1/27/2017	1.80	9,651	20.99	21.34
1/26/2017	2.22	5,191	21.20	21.53
1/25/2017	2.57	8,757	21.17	21.56
1/24/2017	2.39	12,657	21.49	21.53
1/23/2017	1.92	18,148	21.28	21.20
1/20/2017	4.17	13,692	20.57	20.73
1/19/2017	4.76	12,847	20.20	20.39
1/18/2017	6.00	30,230	20.91	21.08
1/17/2017	6.72	34,132	20.77	20.97
1/13/2017	11.57	10,846	20.67	20.94
1/12/2017	11.51	18,820	20.51	20.68
1/11/2017	12.10	11,172	20.90	21.01
1/10/2017	11.75	10,536	20.54	20.50
1/9/2017	10.38	14,130	20.15	20.24
1/6/2017	11.69	9,052	20.85	21.08
1/5/2017	12.63	30,388	20.94	21.12

1/4/2017	11.51	23,496	20.64	21.11
1/3/2017	8.49	492,223	19.61	19.52
12/30/2016	9.62	13,736	17.60	17.96
12/29/2016	10.92	22,758	18.27	18.31
12/28/2016	11.51	24,756	16.88	17.09
12/27/2016	11.92	21,105	17.23	17.64
12/23/2016	10.74	17,392	17.89	17.85
12/22/2016	10.68	17,494	17.73	17.79
12/21/2016	9.62	165,153	17.55	17.64
12/20/2016	11.21	20,940	17.51	17.46
12/19/2016	11.51	31,341	17.88	17.56
12/16/2016	11.69	409,796	15.83	16.17
12/15/2016	10.21	28,092	13.59	14.51
12/14/2016	8.15	17,266	15.77	16.02
12/13/2016	6.68	26,655	16.76	16.90
12/12/2016	6.32	26,316	18.50	18.04
12/9/2016	6.26	47,368	19.66	18.77
12/8/2016	6.26	21,306	18.97	18.13
12/7/2016	4.79	22,479	18.54	17.61
12/6/2016	4.50	22,865	17.48	16.96
12/5/2016	3.79	20,445	17.15	16.62
12/2/2016	3.26	6,453	14.78	14.94
12/1/2016	3.61	27,991	14.85	15.10
11/30/2016	7.09	16,711	16.79	16.37
11/29/2016	8.68	11,011	18.20	17.21
11/28/2016	9.45	12,623	16.90	16.37
11/25/2016	9.92	8,314	16.36	16.48
11/23/2016	10.45	15,184	15.62	15.36
11/22/2016	9.03	19,785	16.88	16.11
11/21/2016	8.21	42,758	15.93	15.48
11/18/2016	7.50	32,484	14.79	14.65
11/17/2016	9.27	14,562	14.34	14.22
11/16/2016	10.39	21,522	14.00	13.67
11/15/2016	8.92	17,266	14.10	13.74
11/14/2016	9.74	26,581	13.24	13.06
11/11/2016	9.45	52,868	14.01	13.62
11/10/2016	6.03	31,349	13.25	12.93
11/9/2016	5.09	25,907	14.78	13.26
11/8/2016	4.44	9,214	15.46	13.08
11/7/2016	4.26	13,116	15.18	12.73
11/4/2016	2.08	17,154	14.33	11.83
11/3/2016	4.73	16,581	13.49	11.34
11/2/2016	4.97	26,854	12.95	11.34
11/1/2016	5.85	31,511	13.22	11.90
10/31/2016	7.56	45,158	14.96	13.42
10/28/2016	7.86	18,857	14.11	13.34
10/27/2016	6.74	13,870	14.06	13.27
10/26/2016	7.44	20,591	15.68	14.45
10/25/2016	7.91	34,217	15.91	14.78
10/24/2016	7.56	17,613	14.52	13.86
10/21/2016	5.73	31,726	13.19	12.80
10/20/2016	3.08	16,730	12.95	12.47
10/19/2016	2.02	18,648	12.67	12.46
10/18/2016	1.90	28,791	12.26	11.91
10/17/2016	2.32	11,950	11.54	11.33
10/14/2016	1.37	78,062	11.73	11.66
10/13/2016	1.08	20,704	12.59	12.47
10/12/2016	0.66	12,268	11.54	11.85
10/11/2016	0.19	23,596	10.62	11.25
10/10/2016	1.43	10,528	10.88	11.69
10/7/2016	(1.10)	13,903	9.92	10.96
10/6/2016	(0.46)	15,281	9.59	10.82
10/5/2016	(0.63)	11,287	10.41	11.49
10/4/2016	0.19	32,793	11.01	11.74
10/3/2016	(1.57)	30,858	13.41	13.30
9/30/2016	2.08	57,640	15.02	14.17
9/29/2016	(0.46)	8,692	14.77	13.88
9/28/2016	0.13	52,881	15.37	14.35
9/27/2016	(8.14)	29,580	15.60	14.32
9/26/2016	(6.38)	10,830	15.49	14.18
9/23/2016	(4.38)	17,977	15.24	14.23
9/22/2016	(2.21)	6,403	16.04	14.77
9/21/2016	(4.38)	23,148	14.95	13.92
9/20/2016	(3.03)	63,133	13.92	13.11
9/19/2016	(2.51)	20,116	13.60	12.78
9/16/2016	(1.92)	61,781	12.19	11.78
9/15/2016	(3.09)	21,334	13.04	12.25
9/14/2016	(4.68)	11,178	12.38	11.50
9/13/2016	(4.09)	17,839	11.93	11.33
9/12/2016	(3.03)	19,185	13.35	12.78
9/9/2016	(2.51)	25,661	12.01	12.16
9/8/2016	(1.21)	19,287	16.10	15.50
9/7/2016	(0.33)	16,510	17.00	16.05
9/6/2016	(0.28)	10,066	16.12	15.48
9/2/2016	(0.80)	14,681	15.78	15.23
9/1/2016	(0.69)	8,967	13.97	13.87
8/31/2016	(0.28)	16,967	14.38	14.27
8/30/2016	(0.63)	12,960	14.31	14.34
8/29/2016	(0.63)	5,445	13.94	13.83
8/26/2016	(0.69)	7,439	13.37	13.16
8/25/2016	(0.98)	11,013	14.60	13.65
8/24/2016	(2.27)	12,514	14.33	13.57
8/23/2016	(1.45)	15,429	14.92	14.04
8/22/2016	(2.15)	14,684	13.99	13.25
8/19/2016	(2.33)	24,943	14.02	13.07
8/18/2016	(2.04)	22,729	13.84	12.98
8/17/2016	(1.27)	18,743	13.60	12.55
8/16/2016	(2.04)	15,035	13.57	12.45

8/15/2016	(1.33)	17,788	14.50	13.02
8/12/2016	(0.92)	15,766	15.08	13.24
8/11/2016	(1.33)	9,126	15.08	13.14
8/10/2016	(1.74)	3,914	15.83	13.53
8/9/2016	(1.45)	4,991	16.13	13.71
8/8/2016	(1.45)	19,914	14.89	12.85
8/5/2016	(1.27)	41,184	15.23	12.97
8/4/2016	(1.74)	9,834	13.91	12.17
8/3/2016	(1.21)	9,013	13.71	11.95
8/2/2016	(1.39)	14,183	12.60	10.84
8/1/2016	(0.51)	10,196	13.73	11.73
7/29/2016	(1.92)	28,740	13.09	11.50
7/28/2016	(0.75)	26,124	12.85	11.09
7/27/2016	(1.98)	20,707	12.19	10.86
7/26/2016	(2.74)	7,393	12.29	10.91
7/25/2016	(2.74)	5,159	11.86	10.71
7/22/2016	(3.21)	10,354	12.16	10.76
7/21/2016	(3.56)	83,743	11.58	10.14
7/20/2016	(0.51)	14,789	11.64	10.19
7/19/2016	(0.69)	28,335	11.15	9.70
7/18/2016	(0.63)	18,792	10.27	9.09
7/15/2016	(0.57)	24,776	9.59	8.42
7/14/2016	(1.04)	10,042	9.36	8.00
7/13/2016	(0.98)	16,208	9.86	8.27
7/12/2016	(0.57)	32,166	9.88	8.44
7/11/2016	(1.16)	22,238	9.66	7.99
7/8/2016	(1.51)	38,132	8.63	7.17
7/7/2016	(1.45)	8,566	7.98	6.70
7/6/2016	(1.45)	20,519	9.35	7.43
7/5/2016	(2.04)	22,623	8.54	6.93
7/1/2016	(2.51)	12,988	9.39	7.56
6/30/2016	(2.39)	57,560	9.58	7.38
6/29/2016	(3.62)	11,641	8.29	6.55
6/28/2016	(3.50)	51,314	7.52	5.52
6/27/2016	(6.54)	38,332	4.89	3.15
6/24/2016	(4.26)	749,302	6.46	4.99
6/23/2016	(2.39)	52,423	6.67	5.46
6/22/2016	(3.97)	25,971	6.03	4.74
6/21/2016	(4.50)	26,013	6.43	4.92
6/20/2016	(7.18)	23,091	6.96	5.09
6/17/2016	(8.58)	38,314	6.28	4.49
6/16/2016	(9.69)	37,578	6.52	4.56
6/15/2016	(10.51)	29,359	6.08	4.19
6/14/2016	(11.79)	14,837	5.71	3.75
6/13/2016	(11.50)	71,781	6.26	4.45
6/10/2016	(11.09)	14,090	7.44	5.38
6/9/2016	(8.06)	18,570	8.04	6.04
6/8/2016	(8.52)	10,545	7.66	5.75
6/7/2016	(8.64)	19,189	7.07	5.43
6/6/2016	(9.46)	6,916	6.98	5.31
6/3/2016	(10.57)	28,005	6.97	5.11
6/2/2016	(9.52)	10,186	6.92	5.03
6/1/2016	(8.64)	7,207	6.63	4.84
5/31/2016	(6.77)	9,631	5.74	3.91
5/27/2016	(5.78)	4,581	5.53	3.89
5/26/2016	(5.60)	7,597	5.73	3.86
5/25/2016	(4.55)	9,297	5.21	3.61
5/24/2016	(3.50)	10,829	5.04	3.28
5/23/2016	(3.39)	14,988	4.60	2.80
5/20/2016	(2.39)	10,504	4.62	2.80
5/19/2016	(3.15)	8,531	3.77	1.98
5/18/2016	(3.39)	33,745	4.14	2.66
5/17/2016	0.12	17,012	5.46	3.64
5/16/2016	1.93	10,175	6.37	4.15
5/13/2016	2.57	9,884	5.80	3.60
5/12/2016	3.15	15,135	6.11	3.90
5/11/2016	3.21	10,731	5.78	3.60
5/10/2016	3.62	15,427	5.54	3.40
5/9/2016	4.03	16,137	5.22	2.80
5/6/2016	2.57	9,080	3.79	2.24
5/5/2016	1.87	12,870	2.35	1.26
5/4/2016	0.12	23,195	1.15	0.84
5/3/2016	0.00	27,006	0.00	0.00

SNL U.S. Finance REIT : Includes all publicly traded (NYSE, NYSE MKT, NASDAQ, OTC) Investment Companies with the following primary focuses: MBS REIT, Mortgage REIT and Specialty Finance REIT in SNL's coverage universe.

SNL U.S. Investment Companies : Includes all publicly traded (NYSE, NYSE MKT, NASDAQ, OTC) Investment Companies in SNL's coverage universe.

EXHIBIT B

Owens Realty Mortgage (ORM)	**Shareholder Letter 5/8/18**	
Reported Stockholders' Equity - 12/31/17	200,989,727	
Reported Shares Outstanding - 12/31/17	9,095,454	
Reported Shares Outstanding - 1/31/18	9,091,454	
Book Value - 12/31 shares	22.10	
Book Value - 1/31 shares	**22.11**	[A]
	5/7/2018	
Market Price	15.99	[B]
Market Discount to Book Value	-27.7%	[C] = [B]/[A]-1
Return on Repurchase of Stock	38.3%	[D] = [A]-[B]/[B]

Owens Realty Mortgage (ORM)

Yahoo Finance - 5/7/18 closing price $15.99

Date	5/7/2018
Open	15.90
High	15.99
Low	15.76
Close	**15.99**
Adj Close	15.99
Volume	54,400

EXHIBIT C

For Immediate Release

Contact:                                                Investor Relations

Owens Realty Mortgage, Inc.
www.owensmortgage.com
(925) 239-7001

Owens Realty Mortgage, Inc. Reports Fourth Quarter and Full Year 2017 Financial Results Announces Comprehensive Changes to Maximize Stockholder Value

Increases Quarterly Dividend by 60%
Authorizes New $10 Million Stock Repurchase Plan

Permanently Reduces Management Fees and Expenses

WALNUT CREEK, CA. — March 13, 2018 — Owens Realty Mortgage, Inc. (the “Company”) (NYSE AMERICAN: ORM) today reported financial results for the fourth quarter and year ended December 31, 2017 and announced a series of actions designed to maximize stockholder value and further align the interests of management and stockholders, as part of the Board’s comprehensive effort to improve the Company’s management compensation structure.

Fourth Quarter 2017 Financial and Operational Highlights

•                  Net loss attributable to common stockholders of $4,424,000, or $0.44 per fully-diluted common share

•                  Book value attributable to common stockholders of $22.10 per common share at December 31, 2017 as compared to $22.12 per common share at September 30, 2017 and $21.03 per common share at December 31, 2016

•                  Declared a regular quarterly dividend of $0.10 per share of common stock

•                  Interest income on loans increased from $2,426,000 during the fourth quarter of 2016 and decreased from $2,963,000 during the third quarter of 2017 to $2,689,000 during the fourth quarter of 2017

•                  Originated eleven new loans during the quarter totaling $31,543,000 (note commitment amount), extended the maturity dates of six loans with principal balances totaling $20,962,000 and received full or partial payoffs on eight loans totaling $22,137,000

•                  Sold four real estate properties (one partially) for aggregate net sales proceeds of $1,513,000 and two carryback loans totaling $450,000, resulting in gain on sales of real estate totaling $269,000

•                  Repurchased 157,522 shares of common stock during the quarter pursuant to the 2017 Repurchase Plan at a total cost of $2,623,000 and an average cost of $16.65 per share

•                  Repurchased 669,058 shares of Common Stock from Freestone Capital Management, LLC (“Freestone”) and certain of its affiliates during the quarter pursuant to a settlement agreement dated December 29, 2017 for $19.25 per share and a total cost of $12,879,000 ($2,168,000 recorded as settlement expense and $10,712,000 recorded as treasury stock) and purchased an additional 141,879 shares from the Freestone parties in January 2018 for a total cost of $2,731,000 which was accrued as forward contract liability as of December 31, 2017

•                  Recorded $138,000 in net recovery of loan losses

•                  Recorded $774,000 of impairment losses on three real estate properties

•                  Recorded income tax expense of $1,952,000 related to one of the Company’s taxable REIT subsidiaries, Zalanta Resort at the Village, LLC (“ZRV”)

Year 2017 Financial and Operational Highlights

•                  Net income attributable to common stockholders of $8,680,000, or $0.85 per fully-diluted common share

EXHIBIT D Owens Realty Mortgage, Inc. | Income Statement (As Reported) NYSEAM:ORM (MI Key: 4381096; SPCIQ Key: 3566683) ROE 0.79% -8.26% -10.42% -13.29% -0.89% 4.69% 4.20% 11.81% 11.33% 4.32% 0.43% Average Data shown on this page is extracted directly from the company’s documents. S&P Global Market Intelligence makes every effort to line up fields, captions and headers that represent the same data ove time, despite variations in how the company may report these items in different documents. In certain instances the variation in the company’s presentation over time may be too significant, potentially resulting in repeating and/or disordered items. Despite possible issues with the presentation, S&P Global Market Intelligence, as always, stands by its commitment to the quality of the data. * Fees from OMIF 10-Ks are rounded to the nearest thousand. OMIF 10-K's sourced from SEC EDGAR database. OFG Fees SourceSEC (EDGAR) & SNL Financial 2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 FY TOTALS Source Document Management Fees to OFG Servicing Fees to Manager Acquisition and Origination Fees Late Payment Charges Miscellaneous Fees Total Fees Collected OFG Expense Reimbursements Total OFG income pulled from ORM OMIF 10-K*OMIF 10-K*OMIF 10-K*OMIF 10-K*OMIF 10-K*ORM 10-KORM 10-KORM 10-KORM 10-KORM 10-K 4,204,0002,033,0001,966,0002,312,0001,761,0001,664,0761,726,9452,051,1343,286,4703,546,085 686,000613,000491,000264,000165,000151,643156,995186,467298,770362,411 3,549,0001,588,00083,000168,00024,000658,0001,228,0001,956,0002,514,0002,492,000 1,203,000966,000132,000779,00037,0005,00014,00030,00083,00083,000 34,00024,00012,0008,000-19,0001,0007,00020,00023,000 24,550,710 3,375,286 14,260,000 3,332,000 148,000 9,676,0005,224,0002,684,0003,531,0001,987,0002,497,7193,126,9404,230,6016,202,2406,506,496 88,00072,00063,000641,000664,000742,000704,000590,000440,000381,000 45,665,996 4,385,000 9,764,0005,296,0002,747,0004,172,0002,651,0003,239,7193,830,9404,820,6016,642,2406,887,496 50,050,996 ORM Income SourceSNL Financial 2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 FY TOTALS Source Document Revenues Total revenues Expenses Total expenses Operating income (loss) Total other income (loss) Net income attributable to common stockholders ProspectusProspectusProspectusProspectus 12/31/2013 10-K 12/31/2014 10-K 12/31/2016 10-K 12/31/2017 10-K 12/31/2017 10-K 12/31/2017 10-K 31,058,75520,939,78416,541,70418,120,74415,966,27814,409,35517,820,25121,243,55117,078,99115,533,128 28,881,69541,065,55339,373,36541,735,79721,247,3537,486,96913,433,29016,732,32920,844,95814,913,110 188,712,541 245,714,419 2,177,060(20,125,769)(22,831,661)(23,615,053)(5,281,075)6,922,3864,386,9614,511,222(3,765,967)620,018 (13,896)(10,336)(5,859)(1,129,202)3,601,2551,810,5113,542,66819,057,89428,175,7378,059,830 (57,001,878) 63,088,602 2,163,164(20,136,105)(22,837,520)(24,744,255)(1,679,820)8,732,8977,929,62923,569,11624,409,7708,679,848 6,086,724